Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Amendment No. 4 to the Registration Statement on Form S-4 of China Networks International Holdings Ltd. of our report dated April 15, 2009 on the financial statements of China Networks Media Ltd. as of December 31, 2008 and 2007 and for the year ended December 31, 2008 and for the period from March 30, 2007 (inception) to December 31, 2007, which is contained in the Registration Statement. Our report contains an explanatory paragraph regarding uncertainties as to China Networks Media Ltd.’s ability to continue as a going concern.

We also consent to the reference to us under the caption ‘‘Experts’’ in the Registration Statement.

/s/ UHY LLP

UHY LLP
Albany, New York
May 27, 2009